SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

The Wet Seal, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.10 per share
(Title of Class of Securities)

961840105
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 21 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 961840105	SCHEDULE 13D/A	Page 2 of 21 Pages

1	NAME OF REPORTING PERSON Clinton Spotlight Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 850 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 850 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 850 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 3 of 21 Pages

1	NAME OF REPORTING PERSON Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,735,456 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,735,456 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,735,456 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.07%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 4 of 21 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 785,746 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 785,746 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 785,746 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.88%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D/A	Page 5 of 21 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,706,333 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,706,333 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,706,333 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.92%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 6 of 21 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,706,333 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,706,333 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,706,333 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.92%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 961840105	SCHEDULE 13D/A	Page 7 of 21 Pages

1	NAME OF REPORTING PERSON Clinton Special Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,500 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,500 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 35,500 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D/A	Page 8 of 21 Pages

1	NAME OF REPORTING PERSON GEH Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,000 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,000 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 100,000 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.11%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 961840105	SCHEDULE 13D/A	Page 9 of 21 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,666,200 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,666,200 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,666,200 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.37%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 961840105	SCHEDULE 13D/A	Page 10 of 21 Pages

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,766,200 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,766,200 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,766,200 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.48%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 961840105	SCHEDULE 13D/A	Page 11 of 21 Pages

This Amendment No. 13 ("Amendment No. 13") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 30, 2012 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on September 5, 2012 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on September 13, 2012 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on September 17, 2012 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D, filed with the SEC on September 19, 2012 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D, filed with the SEC on September 21, 2012 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D, filed with the SEC on September 27, 2012 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D, filed with the SEC on October 1, 2012 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D, filed with the SEC on October 3, 2012 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D, filed with the SEC on October 5, 2012 ("Amendment No. 9"), Amendment No. 10 to the Original Schedule 13D, filed with the SEC on October 22, 2012 ("Amendment No. 10"), Amendment No. 11 to the Original Schedule 13D, filed with the SEC on February 13, 2013 ("Amendment No. 11"), and Amendment No. 12 to the Original Schedule 13D, filed with the SEC on June 25, 2013 ("Amendment No. 12" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and this Amendment No. 13, the "Schedule 13D") with respect to the Class A common stock, par value $0.10 per share (the "Class A Common Stock"), of The Wet Seal, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 13 have the meanings set forth in the Schedule 13D. This Amendment No. 13 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Paragraphs (a)–(c) of Item 2 are hereby amended and restated in their entirety as follows:

(a) This Schedule 13D is filed by (i) Clinton Spotlight Fund, L.P., a Delaware limited partnership ("Spotlight Fund"); (ii) Clinton Spotlight Master Fund, L.P., a Cayman Islands exempted limited partnership ("SPOT"); (iii) Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("Magnolia"); (iv) Clinton Relational Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership ("CREL"); (v) Clinton Relational Opportunity, LLC, a Delaware limited liability company, which serves as the investment manager to CREL ("CRO"); (vi) Clinton Special Opportunities Master Fund, Ltd., a Cayman Islands exempted company ("CSO"); (vii) GEH Capital, Inc., a Delaware corporation ("GEHC"); (viii) Clinton Group, Inc., a Delaware corporation, which serves as the investment manager to SPOT, Magnolia and CSO (“CGI”); and (ix) George E. Hall, a United States citizen, who serves as Chief Executive Officer of CGI ("Mr. Hall" and together with Spotlight Fund, SPOT, Magnolia, CREL, CRO, CSO, GEHC and CGI, “Clinton”).

(b) The principal business address of Spotlight Fund, CRO, GEHC, CGI and Mr. Hall is 601 Lexington Avenue, 51st Floor, New York, New York 10022. The principal business address of SPOT, Magnolia, CREL and CSO is c/o Credit Suisse Administration Services (Cayman) Ltd., P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 12 of 21 Pages

(c) The principal business of CRO and CGI is to provide investment management services to private individuals and institutions. The principal business of SPOT, Magnolia, CREL, CSO and GEHC is to invest in securities. The principal business of Spotlight Fund is to serve as a domestic feeder fund for SPOT. The principal business of Mr. Hall is to serve as Chief Executive Officer of CGI.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of CGI, Spotlight Fund, SPOT, Magnolia, CREL, CRO, CSO and GEHC is set forth in Schedule A attached hereto. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any shares of Class A Common Stock.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $20,073,000 (including brokerage commissions) in the aggregate to acquire the shares of Class A Common Stock reported herein as beneficially owned.

Funds for the purchase of the Class A Common Stock reported herein as beneficially held by Clinton were derived from (i) available working capital of Spotlight Fund, for the shares of Class A Common Stock held directly by it; (ii) available working capital of SPOT, for the shares of Class A Common Stock held directly by it; (iii) available working capital of Magnolia, for the shares of Class A Common Stock held directly by it; (iv) available working capital of CREL, for the shares of Class A Common Stock held directly by it; (v) available working capital of CSO, for the shares of Class A Common Stock held directly by it; (vi) available working capital of GEHC, for the shares of Class A Common Stock held directly by it; and (vii) margin borrowings described in the following sentence, for the shares of Class A Common Stock held directly by Spotlight Fund, SPOT, Magnolia, CREL, CSO and GEHC. Such Class A Common Stock is held by Clinton in commingled margin accounts, which may extend margin credit to Clinton from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Class A Common Stock reported herein as beneficially owned by Clinton.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On August 22, 2013, representatives of the Reporting Persons spoke with members of the Issuer's management and the Board to reiterate their support for the Issuer and its business plan. Such representatives of the Reporting Persons also expressed their view that the Issuer should renew its buyback plan (or otherwise return excess capital to stockholders), preserving sufficient capital inside the Issuer to execute its business and store expansion plans. Such representatives indicated their belief that such a return of capital, coupled with the store growth plan articulated by management, would be very accretive to future earnings and help generate significant stockholder value.

CUSIP No. 961840105	SCHEDULE 13D/A	Page 13 of 21 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) The aggregate number and percentage of shares of Class A Common Stock to which this Schedule 13D relates is 5,766,200 shares of Class A Common Stock, constituting approximately 6.48% of the Issuer’s currently outstanding Class A Common Stock. The aggregate number and percentage of shares of Class A Common Stock reported herein are based upon the 88,976,080 shares of Class A Common Stock outstanding as of May 24, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended May 4, 2013 filed with the Securities and Exchange Commission on May 29, 2013.

(i) Spotlight Fund:
	(a)	As of the date hereof, Spotlight Fund may be deemed the beneficial owner of 850 shares of Class A Common Stock.
Percentage: Approximately 0.00% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 850 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 850 shares of Class A Common Stock

(ii) SPOT:
	(a)	As of the date hereof, SPOT may be deemed the beneficial owner of 2,735,456 shares of Class A Common Stock.
Percentage: Approximately 3.07% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 2,735,456 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 2,735,456 shares of Class A Common Stock

(iii) Magnolia:
	(a)	As of the date hereof, Magnolia may be deemed the beneficial owner of 785,746 shares of Class A Common Stock.
Percentage: Approximately 0.88% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 785,746 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 785,746 shares of Class A Common Stock

(iv) CREL:
	(a)	As of the date hereof, CREL may be deemed the beneficial owner of 1,706,333 shares of Class A Common Stock.
Percentage: Approximately 1.92% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,706,333 shares of Class A Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,706,333 shares of Class A Common Stock

CUSIP No. 961840105	SCHEDULE 13D/A	Page 14 of 21 Pages

(v) CRO:
(a)	As of the date hereof, CRO may be deemed the beneficial owner of 1,706,333 shares of Class A Common Stock.
Percentage: Approximately 1.92% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 1,706,333 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 1,706,333 shares of Class A Common Stock

(vi) CSO:
(a)	As of the date hereof, CSO may be deemed the beneficial owner of 35,500 shares of Class A Common Stock.
Percentage: Approximately 0.04% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 35,500 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 35,500 shares of Class A Common Stock

(vii) GEHC:
(a)	As of the date hereof, GEHC may be deemed the beneficial owner of 100,000 shares of Class A Common Stock.
Percentage: Approximately 0.11% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 100,000 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 100,000 shares of Class A Common Stock

(viii) CGI:
(a)	As of the date hereof, CGI may be deemed the beneficial owner of 5,666,200 shares of Class A Common Stock.
Percentage: Approximately 6.37% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 5,666,200 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 5,666,200 shares of Class A Common Stock

CUSIP No. 961840105	SCHEDULE 13D/A	Page 15 of 21 Pages

(ix) Mr. Hall:
(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 5,766,200 shares of Class A Common Stock.
Percentage: Approximately 6.48% as of the date hereof.
(b)	1.	Sole power to vote or direct vote: 0
	2.	Shared power to vote or direct vote: 5,766,200 shares of Class A Common Stock
	3.	Sole power to dispose or direct the disposition: 0
	4.	Shared power to dispose or direct the disposition: 5,766,200 shares of Class A Common Stock

(b) By virtue of investment management agreements with Spotlight Fund, SPOT, Magnolia and CSO, its ownership of CRO, and a sub-advisory agreement governing a portion of a mutual fund portfolio ("CASF") that beneficially owns 402,315 shares of Class A Common Stock, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 5,666,200 shares of Class A Common Stock beneficially owned by Spotlight Fund, SPOT, Magnolia, CREL, CSO and CASF. By virtue of his direct and indirect control of CGI and indirect ownership of GEHC, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Class A Common Stock as to which CGI and GEHC have voting power or dispositive power.

(c) All transactions in Class A Common Stock effected by the Reporting Persons since the filing of Amendment No. 12 are set forth in Schedule B hereto. Unless otherwise indicated, all such transactions were effected in the open market.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of this Schedule 13D is hereby amended and supplemented as follows:

Clinton is currently party to option contracts covering 1,154,900 shares of Class A Common Stock with an exercise date of September 21, 2013 and strike prices ranging from $4.00 to $5.00.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 16 to this Schedule 13D and is incorporated by reference herein.

Other than the options and the joint filing agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
17	Joint Filing Agreement, dated August 22, 2013

CUSIP No. 961840105	SCHEDULE 13D/A	Page 16 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 22, 2013

Clinton Spotlight Fund, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Spotlight Master Fund, L.P.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Relational Opportunity Master Fund, L.P.

By:	Clinton Relational Opportunity, LLC, its investment manager

By:	/s/ John Hall
Name:	John Hall
Title:	Authorized Signatory

CUSIP No. 961840105	SCHEDULE 13D/A	Page 17 of 21 Pages

Clinton Relational Opportunity, LLC

By:	/s/ John Hall
Name:	John Hall
Title:	Authorized Signatory

Clinton Special Opportunities Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

GEH Capital, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Comptroller

Clinton Group, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

/s/ George E. Hall
George E. Hall

CUSIP No. 961840105	SCHEDULE 13D/A	Page 18 of 21 Pages

Schedule A

Directors and Executive Officers of Certain Reporting Persons

CLINTON GROUP, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 601 Lexington Avenue, 251st Floor, New York, New York 10022.

Name	Position and Principal Occupation
George E. Hall	Director, Chief Investment Officer and President
Francis A. Ruchalski	Director and Chief Financial Officer
John L. Hall	Director

CLINTON SPOTLIGHT FUND, L.P.

Clinton Spotlight GP, LLC, a Delaware limited liability company, is the general partner of Spotlight Fund. George Hall is the controlling person of Clinton Spotlight GP, LLC.

CLINTON SPOTLIGHT MASTER FUND, L.P.

Clinton Spotlight GP, LLC, a Delaware limited liability company, is the general partner of SPOT. George Hall is the controlling person of Clinton Spotlight GP, LLC.

CLINTON MAGNOLIA MASTER FUND, LTD.

The following sets forth the name, principal occupation and business address of each director of Magnolia. There are no executive officers of Magnolia. Each such person is a citizen of the United Kingdom.

Name	Principal Occupation	Business Address
Jane Fleming	Client Accountant of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Dennis Hunter	Director of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Roger Hanson	Director of dms Management Ltd.	c/o dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands

CUSIP No. 961840105	SCHEDULE 13D/A	Page 19 of 21 Pages

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.

Clinton Relational Opportunity GP LLC, a Delaware limited liability company, is the general partner of CREL. George Hall is the controlling person of Clinton Relational Opportunity GP LLC.

CLINTON RELATIONAL OPPORTUNITY, LLC

George Hall is the controlling person of CRO.

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.

The following sets forth the name, principal occupation and business address of each director of CSO. There are no executive officers of CSO. Each such person is a citizen of the United Kingdom.

Name	Principal Occupation	Business Address
Jane Fleming	Client Accountant of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Dennis Hunter	Director of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Roger Hanson	Director of dms Management Ltd.	c/o dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands

GEH CAPITAL, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of GEHC. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 601 Lexington Avenue, 251st Floor, New York, New York 10022.

Name	Position and Principal Occupation
George E. Hall	Director, Chief Executive Officer and President
Francis A. Ruchalski	Director and Comptroller
John L. Hall	Director, Chief Financial Officer, Secretary and Treasurer

CUSIP No. 961840105	SCHEDULE 13D/A	Page 20 of 21 Pages

 Schedule B

The following table sets forth all transactions with respect to the shares of Class A Common Stock effected since the filing of Amendment No. 12 by any of the Reporting Persons.  Except as otherwise noted, all such transactions in the table were effected in the open market through a broker.

Clinton Spotlight Master Fund, L.P.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
7/2/2013	(72,225)	4.8992
7/3/2013	(34,815)	4.8641
7/5/2013	(112,350)	4.8705
7/11/2013	5,000	4.9696
7/19/2013	(45,000)	4.75
7/19/2013	52,500	5
7/29/2013	3,000	4.4369
7/29/2013	9,000	4.4388
7/30/2013	4,957	4.3262
7/30/2013	42,200	4.4006
7/31/2013	20,713	4.3852
7/31/2013	29,600	4.4374
8/2/2013	25,000	4.3319
8/6/2013	12,500	4.2504
8/7/2013	23,750	4.2126
8/7/2013	16,500	4.2962
8/7/2013	15,000	4.1785
8/14/2013	10,000	4.1533
8/14/2013	2,500	4.1596
8/14/2013	12,500	4.145
8/14/2013	25,000	4.1288
8/16/2013	15,000	3.9612
8/16/2013	71,000	3.9505
8/21/2013	39,000	3.913
8/21/2013	30,000	3.9222

Clinton Magnolia Master Fund, Ltd.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
7/2/2013	(100,575)	4.8992
7/2/2013	(100,000)	4.9
7/3/2013	(6,330)	4.8641
7/5/2013	(33,705)	4.8705
7/11/2013	2,000	4.9696
7/19/2013	(15,000)	4.75
7/29/2013	5,000	4.4438
7/30/2013	1,488	4.3262
7/30/2013	12,661	4.4006
7/31/2013	8,286	4.3852
7/31/2013	11,840	4.4374
8/2/2013	10,000	4.3319

CUSIP No. 961840105	SCHEDULE 13D/A	Page 21 of 21 Pages

8/6/2013	5,000	4.2504
8/14/2013	3,000	4.1533
8/14/2013	1,000	4.1596
8/14/2013	3,750	4.145
8/14/2013	7,500	4.1288
8/16/2013	4,500	3.9612
8/16/2013	21,300	3.9505
8/21/2013	22,000	3.9222

Clinton Relational Opportunity Master Fund, L.P.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
6/28/2013	(379,400)	4.7147
6/28/2013	(120,600)	4.7332
6/28/2013	(100,000)	4.74
6/28/2013	100,000	4.74
7/2/2013	(50,700)	4.8992
7/3/2013	(22,155)	4.8641
7/5/2013	(67,410)	4.8705
7/11/2013	3,000	4.9696
7/19/2013	(40,000)	4.75
7/19/2013	22,500	5
7/29/2013	1,500	4.4369
7/29/2013	4,500	4.4388
7/30/2013	3,470	4.3262
7/30/2013	29,539	4.4006
7/31/2013	12,428	4.3852
7/31/2013	17,760	4.4374
8/2/2013	10,000	4.3319
8/6/2013	7,500	4.2504
8/7/2013	19,000	4.2126
8/7/2013	11,000	4.2962
8/7/2013	10,000	4.1785
8/14/2013	7,000	4.1533
8/14/2013	1,500	4.1596
8/14/2013	8,750	4.145
8/14/2013	17,500	4.1288
8/16/2013	10,500	3.9612
8/16/2013	49,700	3.9505
8/21/2013	39,000	3.9222

Clinton Special Opportunities Master Fund, Ltd.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
6/28/2013	28,500	4.7047
6/28/2013	7,000	4.73

GEH Capital, Inc.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
7/2/2013	100,000	4.9

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